June 19, 2007

VIA U.S. MAIL AND FAX (215)572-1596

David J. Nettina
Executive Vice President and Chief Financial Officer
American Financial Realty Trust
610 Old York Road
Jenkintown, PA 19046

Re: American Financial Realty Trust
        File No. 001-31678
        Form 10-K for Fiscal Year Ended
        December 31, 2006

Dear Mr. Nettina:

        We have reviewed your response letter dated May 31, 2007 and have the
following additional comments. If you disagree with our comments, we will consider
your explanation as to why our comments are not applicable. Please be as detailed as
necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations

Comparison of the Year Ended December 31, 2006 and 2005, page 45

1. We have considered your response to our prior comment two. In future filings,
    revise your disclosure to clearly indicate that Net Operating Income is a Non-
    GAAP measure and provide all of the disclosures required by Item 10(e) of
    Regulation S-K. Please provide us with an example of the disclosure you propose
    to include in future filings.

Financial Statements

Consolidated Statements of Operations, page 74

2. We have considered your response to our prior comment three. It remains unclear how you have complied with Rule 5-03 of Regulation S-X. Please revise your income statement presentation to present interest income and expense as components of other income and expense in accordance with Rule 5-03 or advise.

(4) Indebtedness

(c) Convertible Senior Notes, page 93

3. We have considered your response to our prior comment four. Given that a portion of the conversion feature must be settled in cash, we are still unclear how you have determined that conversion feature does not need to be bifurcated from the host instrument and accounted for as a derivative. Please provide us with a detailed analysis of the guidance in EITF 00-19 and SFAS 133 as it pertains to this instrument citing the specific guidance you relied on in determining that the obligation to net cash settle a portion of the conversion feature does not require you to account for the feature as a derivative.

Please respond to the comment included in this letter within ten business days. Please file your response on EDGAR. If you have any questions, you may contact Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202)551-3629.

Sincerely,

Kevin Woody
Accounting Branch Chief